                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

(Mark One)

 X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 29, 2000 or

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from __________ to
     __________


COMMISSION FILE NUMBER 1-14989

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                            WESCO INTERNATIONAL, Inc.
                            Commerce Court, Suite 700
                               Four Station Square
                         Pittsburgh, Pennsylvania 15219


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WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS
DECEMBER 29, 2000 AND 1999



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                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Investment and Administrative Committees of
WESCO Distribution, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the Plan) at December 29, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 29, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                              /s/ PricewaterhouseCoopers LLP
                                              Pittsburgh, Pennsylvania
                                              April 6, 2001




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WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 29, 2000 AND 1999
--------------------------------------------------------------------------------


                                                 2000              1999

Investments, at fair value (Note 6)           $228,644,477     $237,921,321

Receivables:
    Employee contributions                         899,567          949,085
    Employer matching contributions                327,281          346,999
Accrued interest                                    50,556           49,343
                                              ------------     ------------

        Net assets available for benefits     $229,921,881     $239,266,748
                                              ============     ============





   The accompanying notes are an integral part of these financial statements.

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WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 29, 2000
--------------------------------------------------------------------------------


Additions:
    Employee contributions                                       $ 13,155,694
    Employee rollovers                                              2,852,688
    Employer contributions                                          4,725,461
                                                                 ------------

                                                                   20,733,843

    Interest and dividend income                                      614,543
                                                                 ------------

           Total additions                                         21,348,386
                                                                 ------------

Deductions:
    Distributions to withdrawing participants, at fair value       22,609,713
    Net depreciation from registered investment companies           5,278,810
    Net depreciation from common/collective trust funds               516,224
    Net depreciation from stock funds                               2,288,506
                                                                 ------------

           Total deductions                                        30,693,253
                                                                 ------------

Net decrease                                                        9,344,867

Net assets available for benefits, beginning of year              239,266,748
                                                                 ------------

Net assets available for benefits, end of year                   $229,921,881
                                                                 ------------


   The accompanying notes are an integral part of these financial statements.

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WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2000 AND 1999
--------------------------------------------------------------------------------


1.    MAJOR FEATURES OF THE PLAN

      WESCO Distribution, Inc. Retirement Savings Plan (the Plan) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the Company) and participants in the Plan. At the date of inception, all funds held by the prior plans related to the transferred employees were transferred to the Plan.

      The Plan covers the current employees of the Company and those former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.

      The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Under the Plan, participants may elect to make contributions on a tax deferred basis in the form of a payroll deduction (Tax Deferred Contributions) ranging from 1% up to the lesser of 15% of their compensation or $10,500. In addition, employees may elect to make contributions on an after-tax basis in the form of a payroll deduction (After-Tax Contributions) ranging from 1% up to the lesser of 15% of their compensation or $10,500. The $10,500 may be adjusted in future years by the Internal Revenue Service. The sum of the Tax Deferred Contributions and the After-Tax Contributions cannot exceed 15% of the participant's compensation. Subject to limitation, the Company will make contributions (Regular Company Contributions) in an amount equal to 50% of a participant's total monthly contributions up to a maximum of 6%. In addition, the Company may, at the Board of Directors' discretion, make a profit sharing contribution (Company Profit Sharing Contribution) to the Plan provided certain predetermined profit levels are attained. The Company did not make a Profit Sharing Contribution for the year ended December 29, 2000.

      Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer contributions according to the following schedule:

       Less than three years of service                             0%
       Three years of service                                      33%
       Four years of service                                       66%
       Five or more years of service                              100%


      In conjunction with a leveraged recapitalization of the Company all active employees as of June 5, 1998 became fully vested.

      Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to employment with the Company, or to reduce employer contributions in accordance with the plan document. Total forfeitures that reduced employer contributions in 2000 were approximately $112,000.

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WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2000 AND 1999
--------------------------------------------------------------------------------


      Nine funds were available for investment of contributions to the Plan as of December 29, 2000. A brief description of the investment options is as follows:

                     FUND                                                  DESCRIPTION
   American Express Trust Income               Fixed income fund that invests in insurance and bank investment
     Fund II                                     contracts to preserve principal and income

   American Express Trust Equity Index         Diversified corporate stock fund that seeks to achieve a return
     Fund I                                      as close as possible to the Standard and Poor's 500 Stock Index

   AXP Selective Fund                          Investment grade bond fund that seeks current income and
                                                 preservation of capital

   American Balanced Fund                      Broadly diversified fund that invests in securities and bonds for the preservation of capital, current income and long-term growth of capital and income

   AXP New Dimension Fund                      Common stock fund that seeks companies showing potential for significant growth for long-term growth of capital

   PIMCO Opportunity Fund                      Common stock fund that seeks companies with small equity capitalization to achieve capital appreciation

   Templeton Foreign Fund                      Aggressive long-term capital growth fund that invests in common stocks of companies outside the U.S.

   American Century Value Fund                 Long-term capital growth fund that invests in securities that its management believes are undervalued at the time

   WESCO International Stock Fund              Fund which invests in the stock of WESCO International, Inc.

      In addition, participant account balances transferred from the prior plans may remain invested in the Viacom (formerly CBS Corporation) Pooled Stock Fund, although no future contributions may be invested in the Viacom Pooled Stock Fund. Investment income earned by the Viacom Pooled Stock Fund is invested in the American Express Trust Income Fund II in accordance with the plan document. As a result of the initial public offering of WESCO International, Inc., participants were also given the option to invest in the WESCO International Stock Fund effective July 1, 1999.

      An account is maintained for each participant, which is credited with the participant's contributions and an allocation of Company contributions and plan earnings. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant's account.

      The Investment Committee and the Administrative Committee of the Company's Board of Directors administer the Plan. Reference should be made to the Prospectus, "What Does Your Future Hold?", for additional information on the Plan.

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WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2000 AND 1999
--------------------------------------------------------------------------------


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles. The following are the significant accounting policies followed by the Plan:

      INVESTMENT VALUATION

      Investments are carried at fair value in the accompanying financial statements. Investments in registered investment companies and common/collective trust funds are valued by the trustee based on market values of all assets in the funds' securities portfolio and the number of units in the funds owned by the Plan. Investments in insurance contracts included in the American Express Trust Income Fund II are stated at contract value. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. The fund purchases contracts which provide that withdrawals from the contract to make employee benefit payments will be made at contract value, with no loss of principal. However, since a portion of the fund is invested in long-term contracts which, by their nature, cannot be liquidated without loss of principal, the fund reserves the right to take up to one year to honor a request for withdrawal. There are no reserves against the contract value for credit risk of the issuer. The average yield was approximately 6% for those contracts. Investments in the Viacom Pooled Stock Fund and WESCO International Stock Fund are valued at quoted market prices. Participant loans are valued at cost which approximates fair value.

      NET APPRECIATION (DEPRECIATION) IN VALUE OF INVESTMENTS

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) in common/collective trusts, registered investment companies and Viacom and WESCO International stock.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

      OTHER

      Administrative expenses, excluding participant loan setup fees, distribution fees and hardship withdrawal fees, are paid by the Company and, therefore, are not expenses of the Plan.

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WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2000 AND 1999
--------------------------------------------------------------------------------


      Benefits are recorded when paid.

      Dividend income is recorded on the ex-dividend date.


3.    TAX STATUS

      The Internal Revenue Service has ruled that the Plan qualifies under
      Section 401(a) of the Internal Revenue Code and, therefore, is exempt from federal income taxes under provisions of Section 501(a). Accordingly no provision for income taxes has been included in the Plan's financial statements.


4.    EMPLOYEE LOANS

      Participants are permitted to borrow against a portion of their vested account balance within the prescribed limitations and pursuant to nondiscriminatory rules established by the Administrative Committee. Each loan is to be repaid over a period not to exceed five years.

      The interest rate applied to employee loans is established each month by the Administrative Committee at 1% above the PNC Bank prime interest rate. The interest rate on new loans ranged between 9.5% and 10.5% for the period December 30, 1999 to December 29, 2000. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account. Loans of approximately $3,684,000 were made from the Plan and loan principal repayments of approximately $3,790,000 were received by the Plan for the year ended December 29, 2000. Interest of approximately $613,000 was received by the Plan for the year ended December 29, 2000 related to employee loans.


5.    PLAN TERMINATION

      Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

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WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 29, 2000 AND 1999
--------------------------------------------------------------------------------


6.    INVESTMENTS

      Investments representing 5% or more of the net assets available for benefits as of December 29, 2000 and 1999 were as follows:

                                                         2000           1999

      American Express Trust Income Fund II          $52,261,139    $56,488,183
      American Express Trust Equity Index Fund II             --     42,324,204
      American Express Trust Equity Index Fund I      36,682,066             --
      American Balanced Fund                          19,356,693     17,422,291
      AXP New Dimension Fund                          63,185,416     67,904,001
      PIMCO Opportunity Fund                          19,277,807     14,525,897
      Viacom Pooled Stock Fund                        10,555,579     14,219,929



7.    RELATED PARTY TRANSACTIONS

      Certain investments of the Plan are mutual funds managed by American Express. The trustee of the Plan is American Express Trust Company and, therefore, these transactions qualify as party-in-interest transactions.

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WESCO DISTRIBUTION, INC.
RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
EIN  25-1723345, PLAN NUMBER 001
DECEMBER 29, 2000
--------------------------------------------------------------------------------


                                                                                FAIR
           ISSUER                                DESCRIPTION                   VALUE
American Express Trust                 American Express Trust Income
  Company*                               Fund II                            $ 52,261,139

American Express Trust                 American Express Trust  Equity
  Company*                               Index Fund I                         36,682,066

American Express Financial*            AXP Selective Fund                      4,825,436

American Funds                         American Balanced Fund                 19,356,693

American Express Financial*            AXP New Dimension Fund                 63,185,416

PIMCO Funds                            PIMCO Opportunity Fund                 19,277,807

Templeton Group                        Templeton Foreign Fund                  6,198,445

American Century Investments           American Century Value Fund             5,485,081

Viacom                                 Viacom Pooled Stock Fund               10,555,579

WESCO International, Inc.*             WESCO International Stock Fund          3,958,476

Participant Loans*                     7% - 10.5%, due at various dates        6,858,339
                                                                            ------------

                                                                            $228,644,477
                                                                            ============







*Denotes party-in-interest

EXHIBITS

  The following exhibits are filed or incorporated as part of this report:

        Exhibit
        Number       Description
        -------      -----------

        23.1         Consent of PricewaterhouseCoopers LLP (Filed herewith)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the WESCO Distribution, Inc. Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            WESCO DISTRIBUTION, INC
                                            RETIREMENT SAVINGS PLAN


Date: June 27, 2001                         By: /s/ Stephen A. Van Oss